FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: December 11, 2007	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

Orezone Hits Significant Gold Mineralization at Sega

24m of 3.1g/t at Bakou and 29.5m of 3.31g/t at Tiba 1E

December 11, 2007 - Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to announce the highlights of a recent 6,500m drilling program to upgrade and expand the resources at its Sega Deposit in Burkina Faso, West Africa. The program consisted of 3,416m of diamond drill core (DD) and 3,067m of reverse circulation (RC) on targets in the RZ, Gambo, Bakou and Tiba zones. A recent NI 43-101 compliant resource update (Oct 18/07) of the four principle zones estimates 446,000oz of indicated and 64,000oz of inferred. The resource update does not include results from the latest program.

“The findings from the recent DD campaign were very encouraging as they confirm previous RC results and in many cases enhance them. The program also produced new discoveries at Bakou and Tiba SW thus providing further support for expanding the total resources at Sega”, stated Steve King, Vice President of, Exploration for Orezone.

RZ Zone: Drilling confirmed the consistency of known mineralization in particular in the flexure zone to the east where RZC935 Intersected 20m of 2.82g/t.

Bakou Zone: Diamond drilling intersected numerous high grade zones down dip from known mineralization including 24m of 3.11g/t in BKD046 and 21m of 2.29g/t in BKD047. Mineralization remains open at depth. A new mineralized zone was discovered in BKD048 which included 20m of 1.43g/t (Table 1).

“The recent results from Bakou demonstrate multiple higher-grade mineralized zones that are opening up at depth and appear to be related to well-defined regional structures”, commented Steve King, VP, Exploration for Orezone.

Gambo Zones: Gambo and Gambo 2S drilling encountered significant gold mineralization and includes 9.0m of 3.22g/t in GRC911 and several mineralized intervals in G2D052 including 9m of 3.22g/t (Table 1). Mineralization in both areas remains open at depth.

Tiba Zones: Diamond drilling on the Tiba 1E zone was designed to test the consistency of mineralization in previous RC holes. Significant mineralization was intercepted in T1D058 including 29.5m of 3.31g/t followed by 11.0m of 2.42g/t (Table 1). Mineralization in the central portion of Tiba 1E remains open at depth.

A new discovery at Tiba (Tiba SW) is located more than 1,200m southwest of the Tiba 3 zone and is coincident with a 600m east-west trending geophysical anomaly. A single RC hole tested an interpreted structural/stratigraphic contact and returned 9m of 3.01g/t and 7m of 0.78g/t over an interval from 20 to 38m (Table 1).

Table 1 shows partial results from the Tiba Permit which was drilled as part of the recently completed 25,000m Sega Property drilling program. The Tiba program was focused primarily on upgrading resources and testing several new targets (e.g., Tiba SW). Regional results are pending and will be reported separately.

Table 1. Highlights of 2007 DD and RC Drilling Program

Prospect (section)	Hole (ID)	Hole (Type)	From (m)	To (m)	Interval (m)*	Au Grade (g/t)**
RZ (1675)	RZD041	DD	29.0 36.0 46.0	34.0 39.0 56.0	5.0 3.0 10.0	1.11 1.21 2.37
RZ (1700)	RZC935	RC	37 47	45 67	8 20	2.20 2.82
Bakou (7250)	BKD051	DD	44.0 81.0 91.0	53.0 86.0 100.8	9.0 5.0 9.8	2.89 1.02 1.56
Bakou (7300)	BKD049	DD	19.0 54.0	24.0 72.0	5.0 18.0	0.68 2.16
Bakou (7350)	BKD048 New Zone New Zone New Zone	DD	31.0 43.0 111.0 118.0 140.0	41.0 49.0 116.0 138.0 144.0	9.0 6.0 5.0 20.0 4.0	3.10 1.81 1.67 1.43 0.69
Bakou (7400)	BKD046	DD	57.0 101.0 150.0 159.0 185.0	61.0 111.0 153.0 183.0 190.0	4.0 10.0 3.0 24.0 5.0	1.56 1.49 0.77 3.11 0.47
Bakou (7400)	BKD047	DD	20.0 36.0 42.0 48.0 107.0 130.0	27.0 39.0 45.0 51.0 128.0 135.0	7.0 3.0 3.0 3.0 21.0 5.0	1.55 1.32 0.66 1.70 2.29 0.53
Bakou (7425)	BKD045	DD	98.0 151.0 160.0 175.0 181.0 190.0	105.0 155.0 164.0 178.0 184.0 202.1	7.0 4.0 4.0 3.0 3.0 12.1	2.82 5.96 2.49 2.01 1.10 0.64
Gambo (1900)	GRC911	RC	36.0 48.0	45.0 51.0	9.0 3.0	3.22 1.16

Gambo 2 (2825)	G2D052	DD	115.0 125.0 135.0	124.0 133.0 149.0	9.0 7.5 14.0	2.45 2.72 1.02
Tiba 1E (3650)	T1D056	DD	48.0	59.0	11.0	4.29
Tiba 1E (3700)	TBC956	RC	6.0 17.0	13.0 33.0	7.0 16.0	2.12 1.66
Tiba 1E (3700)	T1D057	DD	56.0	64.0	8.0	2.72
Tiba 1E (3750)	T1D058	DD	14.0 46.5	43.5 57.5	29.5 11.0	3.31 2.42
Tiba 1E (3800)	T1D059	DD	100	104.65	4.15	4.43
Tiba 3E (4525)	T3D062	DD	18.0 42.5	21.0 47.0	3.0 4.50	0.72 4.52
Tiba 3E (4625)	T3D063	DD	52.0 75.0	64.0 80.0	12.0 5.0	2.59 0.66
Tiba 3E (4675)	T3D064	DD	46.0	55.0	9.0	2.55
Tiba SW (new zone)	TBC946	RC	20 29	27 38	7 9	0.78 3.01
*Down hole intervals: true widths expected to be approximately 70%
**0.5 g/t Cut-off

Drilling on the Sega property was supervised by M.S. (Steve) King, P. Geo., V.P. Exploration for Orezone, who is a Qualified Person under National Instrument 43-101 and has reviewed and approved the technical information in this release. Orezone employs a rigorous Quality Control Program (QCP) employing a minimum 10% standards, blanks and duplicates. Analysis was completed at Abilab Burkina SARL Ouagadougou (subsidiary of ALS Laboratory group) for bottle roll (LeachWELL™) and ALS Chemex (formerly Abilab) Bamako for Fire Assay.

Orezone is an explorer and emerging gold producer whose main asset is Essakane, the largest gold deposit in Burkina Faso, West Africa. The company has a pipeline of projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little Chief Executive Officer rlittle@orezone.com Pascal Marquis President pmarquis@orezone.com	Niel Marotta Vice President Corporate Finance & Development nmarotta@orezone.com Janet Eastman Manager of Investor Relations jeastman@orezone.com
Telephone: (613) 241-3699	Toll Free: (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.